Exhibit 99.1

ASX, Nasdaq and Media Release

June 2, 2025

Opthea Provides Corporate Update

Four members of the Board of Directors to depart as of June 2nd, 2025

Dr Julia Haller, Dr Susan Orr, Mr Quinton Oswald and Mr Anshul Thakral to step down

Melbourne, Australia, and Princeton, N.J., 2 June 2025 -- Opthea Limited (ASX/NASDAQ: OPT, “Opthea”, the “Company”), today provided a corporate update following the resignation of four directors following both Opthea’s Phase 3 trials missing their primary endpoints and the 65% reduction in work force announced in April 2025.

Considering the negative trial results and reduction in work force, four of Opthea’s eight directors decided to step down from the Board to streamline the governance of the organization. Dr Julia Haller, Dr Susan Orr, Mr Quinton Oswald and Mr Anshul Thakral have resigned, effective as of June 2nd, 2025.

“I would like to wholeheartedly thank the departing directors for their contribution to Opthea over many years and their dedication to progressing the science in ophthalmology” said Dr Jeremy M. Levin, Chairman of the Board. “I am grateful for Ms Kathy Connell, Mr Lawrence Gozlan and Mr Sujal Shah who will continue to serve moving forward with me.”

As previously disclosed, the Company remains in active negotiations with its Development Funding Agreement (“DFA”) investors, pursuant to and as required under the DFA, to explore possible options to deliver the best outcome for the Company and its shareholders.

A copy of the DFA is included as Exhibit 4.19 to Opthea’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on August 30, 2024.

Opthea is currently relying on the "safe harbour" provisions in section 588GA of the Corporations Act 2001 (Cth).

Trading in Opthea’s listed securities has been suspended by ASX under ASX Listing Rule 17.3 until Opthea is in a position to provide an announcement to the market providing more clarity on these issues and the impact on Opthea’s financial position. There remains material uncertainty as to Opthea's ability to continue as a going concern.1 As noted above, discussions with the DFA Investors are ongoing and Opthea cannot be certain as to the outcome of those discussions or when that outcome may become known. Trading in Opthea’s American Depositary Shares has also been halted on Nasdaq.

Management plans to hold an investor call to discuss the Phase III trial results and next steps of the Company once active negotiations with the DFA investors have been concluded.

Authorized for release to ASX by The Board of Directors.

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the US Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this ASX announcement include statements regarding possible outcomes in connection with the DFA. Forward-looking statements, opinions and estimates provided in this ASX announcement are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current conditions. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to future capital requirements, the development, testing, production, marketing and sale of drug treatments, regulatory risk and potential loss of regulatory approvals, clinical research organization and labor costs, intellectual property protections, and other factors that are of a general nature which may affect the future operating and financial performance of the Company including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission (the “SEC”) on August 30, 2024, and other future filings with the SEC. Actual results, performance or achievements may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this ASX announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

[1] Investors should refer also to the 'going concern' statements contained in Note 2 to Opthea's Condensed Consolidated Financial Statements for the half year ended 31 December 2024 released on 28 February 2025.

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